SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA plc

Title of Security	8 3/8% Cumulative Irredeemable Preference shares of £1
Half year period to	31 March 2013
Rate per cent actual/ Amount payable in cash per share	4.1875% per share NET
Rate of tax deduction/ credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	1 February 2013
Date of dividend payment	31 March 2013*

*As the payment date falls on a non-working day, payment will be made on the first working day following the payment date.

Date: 5 December 2012

Contacts:

Russell Tullo, Director of Secretariat
Telephone - 020 7662 0721

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358
Aviva plc

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 December, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary